SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 27)*

Emisphere Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

291345106

(CUSIP Number)

Janet Yeung MHR Fund Management LLC 1345 Avenue of the Americas, 42nd Floor New York, New York 10105 (212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

(Page 1 of 15 Pages)

CUSIP No.:	291345106	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,240,726
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,240,726
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,240,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,099,305
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,099,305
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,099,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,674,191
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,674,191
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,674,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,527,105
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,527,105
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,527,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,201,296
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,201,296
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,201,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS MHRC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,099,305
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,099,305
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,099,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,201,296
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,201,296
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,201,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,300,601
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 86,300,601
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,300,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 10 of 15 Pages

1	NAME OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,300,601
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 86,300,601
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,300,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 11 of 15 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,749,899
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 86,749,899
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,749,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

Page 12 of 15 Pages

Page 13 of 15 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 27, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”), Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6”), Amendment No. 7, filed on August 21, 2009 (“Amendment No. 7”), Amendment No. 8, filed on August 25, 2009 (“Amendment No. 8”), Amendment No. 9, filed on June 9, 2010 (“Amendment No. 9”), Amendment No. 10, filed on August 2, 2010 (“Amendment No. 10”), Amendment No. 11, filed on August 27, 2010 (“Amendment No. 11”), Amendment No. 12, filed on December 22, 2010 (“Amendment No. 12”), Amendment No. 13, filed on July 1, 2011 (“Amendment No. 13”), Amendment No. 14, filed on July 8, 2011 (“Amendment No. 14”), Amendment No. 15, filed on June 5, 2012 (“Amendment No. 15”), Amendment No. 16, filed on September 27, 2012 (“Amendment No. 16”), Amendment No. 17, filed on October 9, 2012 (“Amendment No. 17”), Amendment No. 18, filed on October 19, 2012 (“Amendment No. 18”), Amendment No. 19, filed on January 10, 2013 (“Amendment No. 19”), Amendment No. 20, filed on April 30, 2013 (“Amendment No. 20”), Amendment No. 21, filed on May 9, 2013 (“Amendment No. 21”), Amendment No. 22, filed on March 31, 2014 (“Amendment No. 22”), Amendment No. 23, filed on August 22, 2014 (“Amendment No. 23”), Amendment No. 24, filed on July 1, 2015 (“Amendment No. 24”), Amendment No. 25, filed on October 15, 2016 (“Amendment No. 25”) and Amendment No. 26, filed on July 5, 2016 (“Amendment No. 26”, and, together with the Initial 13D and Amendment No. 1 through Amendment No. 25, the “Schedule 13D”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Except as otherwise provided, defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 26.

Page 14 of 15 Pages

Item 4	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On December 8, 2016, Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA (collectively, the “MHR Funds”) entered into the following agreements: (a) an Agreement (the “Agreement”) by and among the MHR Funds and the Issuer and (b) Amendment No. 4 (“Amendment No. 4”) to the Development and License Agreement dated June 21, 2008 (the “Original Agreement”) by and among the Issuer and Novo Nordisk A/S (“Novo Nordisk”), as amended by the Amendment to the Original Agreement, effective as of November 13, 2008 (“Amendment No. 1”), Side Letter to the Original Agreement, dated March 9, 2009 (the “Side Letter”), Amendment No. 2 to the Original Agreement, effective as of April 26, 2013 (“Amendment No. 2”) and Amendment No. 3 to the Original Agreement, effective as of October 13, 2015 (“Amendment No. 3” and, collectively with the Original Agreement, Amendment No. 1, the Side Letter and Amendment No. 2, the “GLP-1 Agreement”), by and among the Issuer, Novo Nordisk and the MHR Funds. On December 8, 2016, the MHR Funds also granted certain waivers to the Issuer pursuant to the terms of that certain waiver letter, dated December 8, 2016 (the “Waiver”).

Pursuant to the terms of Amendment No. 4, the GLP-1 Agreement was amended to provide that, among other things, Novo Nordisk will pay directly to the MHR Funds a portion of any royalties payable to the Issuer under the terms of the GLP-1 Agreement equal to .5% on net sales for any licensed product subject to the GLP-1 Agreement.

Pursuant to the terms of the Agreement, among other things, (a) upon the first commercial sale of a product licensed under the GLP-1 Agreement in the United States or the European Union, the MHR Funds agreed to reduce by $7,000,000 the outstanding principal amount under the Loan Agreement, dated as of August 20, 2014, by and between the Issuer and the MHR Funds (the “Loan Agreement”), (b) the Issuer and the MHR Funds acknowledged that any sale or other disposition of all or any portion of the Issuer’s business or assets relating to products containing the Issuer’s proprietary SNAC delivery agent in combination with Vitamin B12 (a “Designated Product”) would constitute an asset sale that would require the consent of the MHR Funds pursuant to the Loan Agreement and the Convertible Notes, and (c) under certain circumstances, upon termination of the GLP-1 Agreement, the MHR Funds would have the right to receive a royalty of 0.5% on net sales by Novo Nordisk of any single product incorporating any of the Issuer’s proprietary delivery agents for which royalties on net sales are payable under any existing or future agreement with Novo Nordisk (the “Novo Nordisk License Agreement”). In addition, at any time when any Novo Nordisk License Agreement is in effect, the Issuer has agreed not to take certain actions without the consent of the MHR Funds.

Pursuant to the terms of the Waiver, among other things, the MHR funds agreed to irrevocably waive (a) the requirements under the Loan Agreement, the Convertible Notes, the Reimbursement Notes and the Bridge Notes, in each case that obligate the Issuer to mandatorily prepay (the “Prepayment Obligations”) amounts outstanding thereunder following receipt of Extraordinary Cash Proceeds or Cash Proceeds (the Extraordinary Cash Proceeds and Cash Proceeds, collectively, the “Proceeds”) solely with respect to $14 million received by the Issuer from Novo Nordisk in connection with the Issuer’s entry into Amendment No. 3, (b) the Prepayment Obligations for Proceeds received by the Issuer prior to the earlier of (x) October 31, 2018, and (y) the date immediately following the date that the Issuer receives Proceeds during any consecutive 12 month period in excess of $5,000,000 in the aggregate, provided that (i) the MHR Funds did not waive any Prepayment Obligation with respect to Proceeds received by the Issuer in connection with any sale, license or disposition of all or any portion of the Issuer’s business or assets related to a Designated Product and (ii) if Proceeds received by the Issuer during any consecutive 12 month period exceed $5,000,000 in the aggregate, the Issuer is required to mandatorily prepay 50% of such Proceeds that exceed $5,000,000; (e) any rights to and payments of the Net Sales Royalty for the year ended December 31, 2015; and (f) any event of default under the Loan Agreement and Convertible Notes that, in either case, results from the Issuer’s failure to meet any Eligen B12 Net Sales Milestone specified in the Loan Agreement and Convertible Notes. Capitalized terms used in the foregoing paragraph have the respective meanings ascribed thereto in the Waiver, unless otherwise defined herein.

The foregoing discussion of Amendment No. 4, the Agreement and the Waiver and the transactions contemplated thereby is qualified in its entirety by reference to the full text of Amendment No. 4, the Agreement and Waiver, attached as Exhibits 1, 2 and 3, respectively, to this Statement and incorporated into this Item 4 by reference to Exhibits 10.2, 10.1 and 4.1, respectively, of the Issuer’s Current Report on Form 8-K filed on December 9, 2016.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above and Exhibits 1 through 3 to this Statement are incorporated into this Item 6 by reference.

Item 7	Material to Be Filed as Exhibits

Exhibit No.	Description

1

Amendment No. 4, dated as of December 8, 2016, to the Development and License Agreement, by and among the Issuer, Novo Nordisk A/S, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP, as amended thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 9, 2016).

2

Agreement, dated as of December 8, 2016, by and among the Issuer, MHR Capital Partners Master Account

LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP

(incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 9,

2016).

3

Waiver Letter to Issuer, dated as of December 8, 2016, by MHR Capital Partners Master Account LP, MHR

Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP

(incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 9,

2016).

Page 15 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 9, 2016	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

/s/ Janet Yeung, Attorney in Fact